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SEC
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FEB 28 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Yaworsky **(732) 694-5430**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EB

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bessemer Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2019, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

George Wilcox 2/21/20
George Wilcox Date
President

George Yaworsky 2/21/20
George Yaworsky Date
Treasurer

Notary Acknowledgment

[State] Massachusetts) s.s.:
[County] Suffolk)

On February 21st, 2020 before me, personally appeared George Wilcox, who proved to me through satisfactory evidence of identification to be the person(s) whose name(s) is/are signed on the preceding or attached document and acknowledged that he/she/they signed it voluntarily for its stated purpose.

Diana A. Basile
Notary Signature

Diana A. Basile
Print Name
My Commission Expires: 04.04.25

DIANA A BASILE
MY COMMISSION EXPIRES ON 04-04-2025
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Sworn to and subscribed
before me this
21 day of February 2020

TRACI M. SHARP
NOTARY PUBLIC, STATE OF NEW JERSEY
MIDDLESEX COUNTY
COMMISSION # 2431288
MY COMMISSION EXPIRES MARCH 15, 2023

Traci M. Sharp 2/21/20

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Bessemer Investor Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company") a wholly owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2020

We have served as the Company's auditor since 1986.

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS:	
Cash	$ 2,901,508
Servicing fee receivable	23,157
Other assets	8,718
TOTAL ASSETS	$ 2,933,383
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses and other liabilities	$ 94,499
Taxes payable	11,869
TOTAL	106,368
SHAREHOLDER'S EQUITY:	
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	2,577,015
TOTAL	2,827,015
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,933,383

See notes to Statement of Financial Condition.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a wholly-owned subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent in connection with the private placement of limited liability company interests in the hedge fund of funds, private equity and real asset fund of funds, and other private investment companies (the "Funds") managed by the Parent, or any affiliates. The Company has also entered sub-agency agreements with other pooled investment vehicles ("Externally Managed Funds") and their associated placement agents, in connection with the placement of shares sold by the Externally Managed Funds. The Externally Managed Funds are special-purpose, privately offered equity funds designed to meet the diversification needs of investors holding concentrated positions in selected qualifying stocks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash—Cash includes interest-bearing deposits with banks and other non-interest bearing deposits with an affiliate bank.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company is not subject to Federal income tax obligations. Consequently, the accompanying financial statement does not include a provision for Federal income tax. The Company is included in the consolidated filings of Federal, New Jersey and New York City income tax returns with BGI and a New York State income tax return with the Parent. BGI, the Parent and the Company did not elect S corporation status in New Jersey, New York City or New York State, and are subject to corporate income tax. New Jersey, New York City and New York State income taxes have been provided on separate entity taxable income at the marginal tax rate of the Company's consolidated filing group.

In accordance with the terms of the tax sharing agreements with BGI and the Parent, substantially all current New Jersey, New York City and New York State income tax liabilities are settled periodically with BGI and the Parent. Other state and local income taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that occur in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for

differences between positions taken in a tax return and the related amounts recognized in the financial statement.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits within Taxes payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with an affiliate bank in the amount of $106,175 as of December 31, 2019.

The Company and the Parent have entered into an Agreement, as amended, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in Funds organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

The Company is also charged compensation and benefits expenses by the Parent and Bessemer Trust Company of Florida, a subsidiary company of BGI. These charges are allocated based on approximate time spent by executive management relative to the operation of the Company.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI or the Parent.

4. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily in New Jersey, New York State and New York City.

As of and during the year ended December 31, 2019, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2019, the Company's tax years for 2016, 2017, 2018 and 2019 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has recorded current taxes of $11,869 related to state and local income taxes at December 31, 2019.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $2,795,140, which was $2,788,049 in excess of its required minimum net capital of $7,091. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2019, there were no pending legal actions against the Company.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *